January 24, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington DC 20549
Attn: Kristina Marrone, Staff Accountant

RE: Altisource Asset Management Corp
Form 10-K for the Year Ended December 31, 2022
Filed March 27, 2023
File No. 001-36063

Ladies and Gentlemen:

On behalf of Altisource Asset Management Corp. (“AAMC” or the “Company”), I am responding to the comment received from your office by letter dated November 27, 2023 (the “November Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”).

I have restated and responded to your comments in the November Letter below. Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K. All page references (excluding those in the headings and the staff’s comment) refer to the pages of the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2022

Consolidated Statements of Stockholders’ Deficit, page F-8

1. Please include redeemable preferred stock in the Consolidated Statements of Stockholders’ Deficit or provide a roll forward of the account in the Notes to Consolidated Financial Statements.

Response: The Company agrees with the Staff that Rule 5-02 of Regulation S-X requires entities with redeemable preferred stock to disclose the changes in each issue for each period for which a statement of comprehensive income is required to be filed. The Company respectfully advises the staff that the only changes in the Company’s redeemable preferred stock during 2022 and 2021 was attributable to settlement activity with the preferred shareholders, which is disclosed within Note 1 to the consolidated financial statements.

While we believe the disclosure included in the Company’s Annual Report on Form 10-K provides investors with the information necessary to understand the changes in our redeemable preferred stock during the period, in order to provide additional clarity for investors, the Company will include a roll forward of its redeemable preferred stock in either a Note or in the Consolidated Statements of Stockholders’ Deficit in future filings.

Note 4. Loans Held for Sale or Investment at Fair Value, page F-18

2. Please expand your disclosure to include:

•the difference between the aggregate fair value and the aggregate unpaid principal balance
•the aggregate fair value of loans that are 90 days or more past due
•the aggregate fair value of loans in nonaccrual status
•the difference between the aggregate fair value and the aggregate unpaid principal balance for loans that are 90 days or more past due, in nonaccrual status, or both
•the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk
•how the gains or losses attributable to changes in instrument-specific credit risk were determined
Refer to ASC 825-10-50-28 through 50-32.

Response:

a.“The difference between the aggregate fair value and the aggregate unpaid principal balance”

•Within Note 4, Loans Held for Sale or Investment at Fair Value, we disclose both the loan principal balance outstanding as well as the fair value of the loans held for sale and held for investment at December 31, 2022 and 2021 as well as the change in fair value of such loans, which is the difference between the aggregate fair value and aggregate unpaid principal amount. Thus, we believe that these amounts have been disclosed in the filing.

b.“The aggregate fair value of loans that are 90 days or more past due”

•As disclosed within Note 2 to the consolidated financial statements, the Company has elected the fair value option to measure its loans receivable, at fair value on a recurring basis at each reporting period end. Thus, the carrying value of the loans held is fair value. Further, within Note 4, Loans Held for Sale or Investment at Fair Value, we disclose that “There was one loan on nonaccrual status or 90 days or more past due at December 31, 2022, with a carrying value of $0.6 million.” Thus, we believe that these amounts have been disclosed in the filing.

c.“The aggregate fair value of loans in nonaccrual status”

•As disclosed within Note 2 to the consolidated financial statements, the Company has elected the fair value option to measure its loans receivable, at fair value on a recurring basis at each reporting period end. Thus, the carrying value of the loans held is fair value. Further, within Note 4, Loans Held for Sale or Investment at Fair Value, we disclose that “There was one loan on nonaccrual status or 90 days or more past due at December 31, 2022, with a carrying value of $0.6 million.” Thus, we believe that these amounts have been disclosed in the filing.

d.“The difference between the aggregate fair value and the aggregate unpaid principal balance for loans that are 90 days or more past due, in nonaccrual status, or both”

•As discussed above, there was a single loan held at December 31, 2022 that was on nonaccrual status or 90 days or more past due. The loan was subsequently repaid in full by the borrower in January 2023. Hence, we determined that the fair value of the loan at December 31, 2022 was equal to the unpaid principal balance. Given there was no difference between the fair value and unpaid principal balance, we did not include specific quantitative disclosure of these amounts within the filing and note that the loan balance on nonaccrual status / aged 90 days or more past due at December 31, 2022 is immaterial to the consolidated financial statements and disclosures, representing less than 1% of the total loan portfolio held at December 31, 2022.

e.“The estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk”

•As discussed within Note 4, Loans Held for Sale or Investment at Fair Value, the estimated fair value for our business purpose loans is determined using the discounted cash flow model (“DCF”) to estimate the net present value of future cash flows expected from each loan. While our estimates of fair value include consideration of instrument-specific credit risk, such credit risk had an immaterial impact on earnings during the periods presented in the financial statements due in large to the fact that each of the loans held by the Company were acquired or originated within the period and there has been little to no deterioration in the loan portfolio since acquisition / origination, as evidenced by the fact that a single loan held across the year went on nonaccrual status or was aged 90 days or more past due as of December 31, 2022. As noted previously, this loan was collected in full prior to the issuance of our Annual Report on Form 10-K.

f.“How the gains or losses attributable to changes in instrument-specific credit risk were determined.”

•As discussed within Note 4, Loans Held for Sale or Investment at Fair Value, the estimated fair value for our business purpose loans is determined using the discounted cash flow model (“DCF”) to estimate the net present value of future cash flows expected from each loan. We define the change in fair value attributable to instrument-specific credit risk as the excess of the total change in fair value over the change in fair value attributable to changes in the risk-free rate. As discussed above, gains or losses attributable to instrument-specific credit risk were immaterial for the periods presented in the financial statements and, thus, we did not include disclosure of how the gains or losses attributable to changes in instrument-specific credit risk were determined. However, to provide additional clarity to investors, we will include disclosure of how we measure the gains or losses attributable to changes in instrument-specific credit risk in future filings and, if material, quantify those amounts within our footnote disclosures.

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions or if we can be of further assistance to you in the review process, please call me at 562-243-8195.

ALTISOURCE ASSET MANAGEMENT CORP.

By: /s/ Richard G. Rodick
Richard G. Rodick
Chief Financial Officer

cc: William Demarest
U.S. Securities and Exchange Commission

Michael J. Delaney
Bryan Cave LLP